Exhibit 1

Alpha Pro Tech

LTD

ALPHA PRO TECH, LTD. ANNOUNCES $2 MILLION STOCK BUY BACK PROGRAM

FOR IMMEDIATE RELEASE

Company Contact:	Investor Relations Contact:
Alpha Pro Tech, Ltd.	Hayden Communications, Inc.
Al Millar/Donna Millar	Cameron Donahue
905-479-0654	651-653-1854
email: ir@alphaprotech.com	email: cameron@haydenir.com

Nogales, Arizona — April 02, 2008, Alpha Pro Tech (AMEX: APT) a leading manufacturer of products designed to protect people, products and environments, including disposable protective apparel and building products, today announced that its Board of Directors has authorized a share repurchase of up to $2 million worth of the Company’s outstanding common stock.  Management anticipates repurchasing shares from time to time in open market purchases or through privately negotiated transactions.

The Company has about $300,000 available from previous repurchase programs. During 2007, the Company repurchased and retired 572,300 shares of its common stock. As of December 31, 2007, the Company had repurchased and retired a total of 2.9 million shares through seven repurchase authorizations by the Board of Directors. The Company had approximately 25.6 million shares outstanding at December 31, 2007.  As of the end of the first quarter 2008, the Company repurchased and retired an additional 466,500 shares at a cost of $708,000.

Al Millar, President of Alpha Pro Tech commented, “We currently believe that this is an effective use of cash as well as a benefit to our shareholders and we will continue to repurchase stock through both of these programs. Our strong balance sheet, coupled with operations that are not heavily reliant on cash, enables us to expand these efforts while our stock is at these levels.”

Repurchases may take place on the open market from time to time based on market conditions, subject to certain conditions and timing restrictions to comply with applicable rules and regulations and may be suspended for periods or discontinued as deemed necessary by the Company. The Company has not established specific goals as to the number of shares to be acquired or the purchase price. Decisions about these matters will be based on market conditions, general business conditions and other relevant factors. If conditions are not favorable, then no purchases will be made.

About Alpha Pro Tech, Ltd.

Alpha Pro Tech, Inc. develops, manufactures and markets innovative disposable and limited-use protective apparel products for the industrial, clean room, medical and dental markets. In addition, Alpha ProTech Engineered Products, Inc. manufactures and markets a line of construction weatherization products, including house wrap and synthetic roof underlayment. The Company has manufacturing facilities in Salt Lake City, Utah; Nogales, Arizona; Janesville, Wisconsin; Valdosta, Georgia; and a joint venture in India. For more information and copies of all news releases and financials, visit Alpha Pro Tech’s Website at http://www.alphaprotech.com.

The Private Securities Litigation Reform Act of 1995 (“Act”) provides a safe harbor for forward-looking information made on behalf of the Company. Forward-looking statements involve risks, uncertainties and assumptions as described from time to time in registration statements, annual reports and other periodic reports and filings of the Company filed with the Securities and Exchange Commission. All statements, other than statements of historical facts which address the Company’s expectations of sources of capital or which express the Company’s expectations for the future with respect to financial performance or operating strategies, can be identified as forward-looking statements. As a result, there can be no assurance that the Company’s future results will not be materially different from those described herein as “believed,” “anticipated,” “estimated,” or “expected,” which reflect the current views of the Company with respect to future events. We caution readers that these forward-looking statements speak only as the date hereof. The Company hereby expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which such statement is based.